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                                                                       Exhibit 1



                        ALLMERICA FINANCIAL CORPORATION
                               440 Lincoln Street
                         Worcester, Massachusetts 01653




                                      December 17, 1996

Board of Directors
Allmerica Property & Casualty Companies, Inc.
440 Lincoln Street
Worcester, MA  01653

Ladies and Gentlemen:

     On behalf of Allmerica Financial Corporation ("AFC"), I am pleased to submit this proposal (the "Proposal") to acquire all of the outstanding shares of Common Stock of Allmerica Property & Casualty Companies, Inc. ("Allmerica P&C") not held by AFC and its subsidiaries. Under the Proposal, each outstanding share of Allmerica P&C (other than shares owned by AFC and its subsidiaries) would be exchanged for $16.59 in cash and 0.385 of a share of AFC Common Stock (the "Merger Consideration"). Approximately $401 million of the aggregate Merger Consideration would be paid in cash and the balance would be paid by the issuance of an aggregate of 9.3 million shares of AFC Common Stock. Allmerica P&C shareholders would be permitted to elect to receive the Merger Consideration all in cash, or alternatively, all in shares of AFC Common Stock, subject to proration in the event either election is over-subscribed.

     Under the Proposal, Allmerica P&C would merge with a wholly-owned acquisition subsidiary of AFC. Immediately before the merger, the Common Stock of Allmerica P&C held by SMA Financial Corp. would be exchanged for Class B Common Stock of Allmerica P&C. Upon consummation of the merger, Allmerica P&C would be a wholly-owned subsidiary of AFC.
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     We believe the Proposal represents an attractive offer for the shareholders of Allmerica P&C. Consummation of the Proposal is subject to negotiation of a definitive agreement as well as the receipt of regulatory approvals. I look forward to discussing the Proposal with you in more detail.

                                    Very truly yours,

                                    /s/ John F. O'Brien

                                    John F. O'Brien
                                    Chief Executive Officer


cc:  Board of Directors - Allmerica Financial Corporation